02049112


Képpel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
(65) 68857391

9 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE : FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 3,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY



KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 3,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY



CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 09 DAY OF JULY 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF   3,000   SHARES/STOCK UNITS OF $0.50   EACH FULLY PAID

ARISING FROM THE   3,000   OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,111,091	384,055,545.50	Before Exercise : 15,922,000
			Add Exercise	3,000	1,500.00	Less Exercise : (3,000)
			After Exercise	768,114,091	384,057,045.50	Outstanding : 15,919,000

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on   7TH MAY 1987.

   Name   : Caroline Chang

   Authorised Signature :

   Designation   : Secretary

   Date   :   9 July 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3,000	$3.78	$11,340.00	Tin Aye Kyaw via Depository Agent, OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
	Total value of shares exercised =	$11,340.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

<table>
<tr><td rowspan="3">THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES</td><td>FORM</td></tr>
<tr><td>24</td></tr>
<tr><td>Folio No</td></tr>
</table>

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . . 21 May 2002 . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
            #15-01 Capital Square
            Singapore 049481
                       Tel No: 68857 471
A/c No: Fax No: 68857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 5.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,057,045.50	-	-
Paid-up Share Capital	$384,057,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 9 July 2002

Signature: ....

Name of *~~Director~~ / Secretary :   Caroline Chang

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

8 July 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 3,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 3,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gan Lay Khoon)
GFD
GC
Attn (GTR)

c.c Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,111,091	
SHARE OPTION SCHEME	3,000	05.07.2002
TOTAL	768,114,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

10 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Form 24 relating to the Company's
issue of 54,000 shares to option holders issued pursuant to an exercise under the Keppel
Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 54,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 10 DAY OF JULY 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 54,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 54,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
			Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,114,091	384,057,045.50	Before Exercise :	15,919,000
			Add Exercise	54,000	27,000.00	Less Exercise :	(54,000)
			After Exercise	768,168,091	384,084,045.50	Outstanding :	15,865,000

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary   Date   :   10 July 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
8,000	$0.91	$ 7,280.00	Seah Seow Gek Sarah
18,000	$2.42	$43,560.00	Chan Li Wen
20,000	$2.25	$45,000.00	Chan Li Wen
8,000	$3.78	$30,240.00	Martha Yin Chin Bee
	Total value of shares exercised =	$126,080.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   21 May 2002 . . . .
The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$0.91	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$0.41	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
           #15-01 Capital Square
           Singapore 049481
                        Tel No: 68857 471
A/c No: Fax No: 68857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 8,000 ordinary shares for a cash consideration. (f) 9.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,061,045.50	-	-
Paid-up Share Capital	$384,061,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 10 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   21 May 2002   ....

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	18,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.42	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.92	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
          #15-01 Capital Square
          Singapore 049481
                    Tel No: 68857 471
A/c No: Fax No: 68857 391
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment

(a) The Central Depository (Pte) Ltd
 	
(b) 20 Cecil Street
      6th Floor The Exchange
      Singapore 049705
 	
(c) 198003912M
 	
(d) Singapore
	(e) 18,000 ordinary shares
	       for a cash consideration.
	
	(f) 9.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,070,045.50	-	-
Paid-up Share Capital	$384,070,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 10 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

RETURN OF ALLOTMENT OF SHARES

FORM 24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   21 May 2002 . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	20,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.25	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$1.75	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Keppel Corporation Limited	Date of Registration:
Address: 23 Church Street #15-01 Capital Square Singapore 049481	Receipt No:
Tel No: 68857 471	Checked By:
A/c No: Fax No: 68857 391	

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 20,000 ordinary shares for a cash consideration. (f) 9.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

Form 24 Continuation Sheet 2

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,080,045.50	-	-
Paid-up Share Capital	$384,080,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 10 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

----

* Delete where inapplicable.
† This Certificate is not to be completed if paragraph 3 of this Form is completed.

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the members of the company on .... 21 May 2002 ....
The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	8,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited Address: 23 Church Street #15-01 Capital Square Singapore 049481 Tel No: 68857 471 A/c No: Fax No: 68857 391	Date of Registration: Receipt No: Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 8,000 ordinary shares for a cash consideration. (f) 9.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,084,045.50	-	-
Paid-up Share Capital	$384,084,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

   (a) the company has more than 500 members;

   (b) the company keeps its principal shares register at (address) . . . .

   . . . .

   (c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

   (d) the shares referred to in this return were allotted for cash;

   (e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 10 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

---

* Delete where inapplicable.

† This Certificate is not to be completed if paragraph 3 of this Form is completed.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

10 July 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 54,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of
54,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
    (Attn: Ms Gian Lay Hoon)
    GFS
    GC
    GM (GTR)

c.c. Ms Caroline Chang
     General Manager (Group Legal)
     Keppel Corporation Limited
     23 Church Street #15-01 Capital Square
     Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,114,091	
SHARE OPTION SCHEME	54,000	09.07.2002
TOTAL	768,168,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Képpel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

15 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 4,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 4,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 15 DAY OF JULY 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF ___4,000___ SHARES/STOCK UNITS OF _$0.50_ EACH FULLY PAID

ARISING FROM THE ___4,000___ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   **Pari Passu**

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,168,091	384,084,045.50	Before Exercise : 15,865,000
						Less Options Lapsed: (1,765,000)
			Add Exercise	4,000	2,000.00	Less Exercise : (4,000)
			After Exercise	768,172,091	384,086,045.50	Outstanding : 14,096,000

3. Outstanding Warrants/TSR   :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on ___7TH MAY 1987.___

   Name   : Caroline Chang

   Authorised Signature   :

   Designation   : Secretary   Date   :   15 July 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME
("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks
			Exercised By:
4000	$2.80	11200	Toh Lee Ching
	Total value of shares exercised =	11200	
Notes: (1) Adjustments to subscription price to be disclosed as footnotes (2) Value of shares exercised = the number of shares allotted multiply by their exercise price			

<table>
<tr><td>

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

</td><td>

FORM

24

</td></tr>
</table>

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on ....21 May 2002..
The shares referred to in this return were allotted, or are deemed to have been allotted under section
63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use

Name: Keppel Corporation Limited
Address: 23 Church Street
          #15-01 Capital Square
          Singapore 049481
               Tel No: 68857 471
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company:　　KEPPEL CORPORATION LIMITED

Company No:　　　　196800351N

FORM

24

3　List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 4,000 ordinary shares 　　for a cash consideration. (f) 12.7.02

* Delete where inapplicable.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,086,045.50	-	-
Paid-up Share Capital	$384,086,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

   (a) the company has more than 500 members;

   (b) the company keeps its principal shares register at (address) . . . .

   . . . .

   (c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

   (d) the shares referred to in this return were allotted for cash;

   (e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 15 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

15 July 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 4,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 4,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Gran Lay Hoon)
GFD
GC
GM (GTR) (faxed)

c.c. Ms Caroline Chang
      General Manager (Group Legal)
      Keppel Corporation Limited
      23 Church Street #15-01 Capital Square
      Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,168,091	
SHARE OPTION SCHEME	4,000	12.07.2002
TOTAL	768,172,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

23 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 35,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 35,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 23 DAY OF JULY 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __35,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __35,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares : Pari Passu

   (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,172,091	384,086,045.50	Before Exercise : 14,096,000
			Add Exercise	35,000	17,500.00	Less Exercise : (35,000)
			After Exercise	768,207,091	384,103,545.50	Outstanding : 14,061,000

3. Outstanding Warrants/TSR :

   Outstanding Convertible Bonds:

   Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

   Name : Caroline Chang

   Authorised Signature :

   Designation : Secretary

   Date : 23 July 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
35,000	$2.80	$98,000.00	Chiam Toon Thong Charles via Depository Agent, OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
	Total value of shares exercised =	$98,000.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on . . . . . . 21 May 2002 . . . .
   The shares referred to in this return were allotted, or are deemed to have been allotted under section
63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	35,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited Address: 23 Church Street #15-01 Capital Square Singapore 049481 Tel No: 68857 471	Date of Registration: Receipt No: Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3 List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment

(a) The Central Depository (Pte) Ltd
 	
(b) 20 Cecil Street
      6th Floor The Exchange
      Singapore 049705
 	
(c) 198003912M
 	
(d) Singapore
	(e) 35,000 ordinary shares
	       for a cash consideration.
	
	(f) 19.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,103,545.50	-	-
Paid-up Share Capital	$384,103,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 23 July 2002

Signature: . . . .

Name of *~~Director~~ / Secretary :   Caroline Chang

* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

22 July 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 35,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 35,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Tamasek Holdings
(Attn: Ms Lian Lay Hoon)
GFD
GC
GM (GTR)
(faxed)

c.c. Ms Caroline Chang
      General Manager (Group Legal)
      Keppel Corporation Limited
      23 Church Street #15-01 Capital Square
      Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,172,091	
SHARE OPTION SCHEME	35,000	19.07.2002
TOTAL	768,207,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

25 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 20549
U.S.A.

BY COURIER

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   **FILE NO: 82-2564**
        RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter confirming despatch of the said share certificate and Form 24 relating to the Company's issue of 9,000 shares to option holders issued pursuant to an exercise under the Keppel Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 9,000 ORDINARY SHARES OF $0.50 EACH
CREDITED AS FULLY PAID.

BY

(signature)

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 25 DAY OF JULY 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF __9,000__ SHARES/STOCK UNITS OF __$0.50__ EACH FULLY PAID

ARISING FROM THE __9,000__ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   Pari Passu

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,207,091	384,103,545.50	Before Exercise :	14,061,000
			Add Exercise	9,000	4,500.00	Less Exercise :	(9,000)
			After Exercise	768,216,091	384,108,045.50	Outstanding :	14,052,000

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

    Name   : Caroline Chang

    Authorised Signature   :

    Designation   : Secretary   Date   :   25 July 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
6,000	$3.78	$22,680.00	Lionel Wee Hui Tek
3,000	$3.50	$10,500.00	Lionel Wee Hui Tek
	Total value of shares exercised =	$33,180.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

<table>
<tr><td>THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES</td><td>FORM

24</td></tr>
</table>

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   21 May 2002 . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	6,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by

Name: Keppel Corporation Limited
Address: 23 Church Street
          #15-01 Capital Square
          Singapore 049481
                    Tel No: 68857 471

For Official Use

Date of Registration:

Receipt No:

Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 6,000 ordinary shares for a cash consideration. (f) 24.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,106,545.50	-	-
Paid-up Share Capital	$384,106,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

   (a) the company has more than 500 members;

   (b) the company keeps its principal shares register at (address) . . . .

   . . . .

   (c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

   (d) the shares referred to in this return were allotted for cash;

   (e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 25 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on .... 21 May 2002 ....

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited Address: 23 Church Street #15-01 Capital Square Singapore 049481 Tel No: 68857 471 A/c No: Fax No: 68857 391	Date of Registration: Receipt No: Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 24.7.02

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,108,045.50	-	-
Paid-up Share Capital	$384,108,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

     (a) the company has more than 500 members;

     (b) the company keeps its principal shares register at (address) . . . .

     . . . .

     (c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

     (d) the shares referred to in this return were allotted for cash;

     (e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 25 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200

25 July 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 9,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 9,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

CC: Tamasek Holdings
(Attn: Ms Gran Lay Hoon)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,207,091	
SHARE OPTION SCHEME	9,000	24.07.2002
TOTAL	768,216,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Keppel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

29 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Form 24 relating to the Company's
issue of 39,000 shares to option holders issued pursuant to an exercise under the Keppel
Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF <u>39,000</u> ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS <u>29</u> DAY OF <u>JULY</u> 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF _39,000_ SHARES/STOCK UNITS OF _$0.50_ EACH FULLY PAID

ARISING FROM THE _39,000_ OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital		Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$	
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,216,091	384,108,045.50	Before Exercise : 14,052,000
			Add Exercise	39,000	19,500.00	Less Exercise : (39,000)
			After Exercise	768,255,091	384,127,545.50	Outstanding : 14,013,000

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on __7TH MAY 1987.__

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary   Date   :   29July 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
1,000	$3.78	$ 3,780.00	Koh Seng Wan via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Gro Corp Cr Union Ltd)
3,000	$3.78	$11,340.00	Lim Siew Hwa
35,000	$2.80	$98,000.00	Sit Kok Seng
	Total value of shares exercised =	$113,120.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on .... 21 May 2002 ....

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	4,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.78	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.28	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**
Name: Keppel Corporation Limited Address: 23 Church Street #15-01 Capital Square Singapore 049481 Tel No: 68857 471	Date of Registration: Receipt No: Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 4,000 ordinary shares for a cash consideration. (f) 25.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
Details of consideration need not be provided

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,110,045.50	-	-
Paid-up Share Capital	$384,110,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 29 July 2002

Signature: . . . .

Name of *Director / Secretary :   Caroline Chang

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

FORM

24

Folio No

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . 21 May 2002 . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	35,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	For Official Use
Name: Keppel Corporation Limited	Date of Registration:
Address: 23 Church Street #15-01 Capital Square Singapore 049481 Tel No: 68857 471	Receipt No: Checked By:
A/c No: Fax No: 68857 391	

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 35,000 ordinary shares for a cash consideration. (f) 25.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.
  Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,127,545.50	-	-
Paid-up Share Capital	$384,127,545.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) . . . .

. . . .

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 29 July 2002

Signature: . . . .

Name of *~~Director~~ / Secretary :   Caroline Chang

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65) 63236200



26 July 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 39,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of 39,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Giam Lay Hoon)
EFD
GC
GM (GTR)

c.c. Ms Caroline Chang
General Manager (Group Legal)
Keppel Corporation Limited
23 Church Street #15-01 Capital Square
Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,216,091	
SHARE OPTION SCHEME	39,000	25.07.2002
TOTAL	768,255,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS

Képpel Corporation

Keppel Corporation Limited
23 Church Street
#15-01 Capital Square
Singapore 049481
Tel: (65) 68857471
Fax: (65) 68857391

31 July 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street   BY COURIER
Washington DC 20549
U.S.A.

Attn: Special Counsel/Office of International Corporate Finance

Dear Sir

RE :   FILE NO: 82-2564
       RULE 12G3 - 2(B) OF THE SECURITIES EXCHANGE ACT OF 1934

The following document which we have filed with the Singapore Exchange Securities
Trading Limited is enclosed herewith:-

Copy of our additional listing application together with a copy of our Registrar's letter
confirming despatch of the said share certificate and Form 24 relating to the Company's
issue of 5,000 shares to option holders issued pursuant to an exercise under the Keppel
Share Option Scheme.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g-3-2 with the
understanding that such information and documents will not be deemed "filed" with the
SEC or otherwise subject to the liability of Section 18 of the Exchange Act, and that
neither this letter nor the furnishing of such documents and information shall constitute
an admission for any purposes that this Company is subject to the Exchange Act.

Yours faithfully

CAROLINE CHANG
COMPANY SECRETARY

FORM OF APPLICATION

SUBMITTED BY

KEPPEL CORPORATION LIMITED
(a company incorporated in Singapore on 3rd August 1968)

TO

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

FOR ADDITIONAL LISTING OF 5,000 ORDINARY SHARES OF $0.50 EACH CREDITED AS FULLY PAID.

BY

CAROLINE CHANG
COMPANY SECRETARY

DATED THIS 31 DAY OF JULY 2002

KEPPEL CORPORATION LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 5,000 SHARES/STOCK UNITS OF $0.50 EACH FULLY PAID

ARISING FROM THE 5,000 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME("SCHEME")

1. State how the additional shares/stock units for which listing is applied for rank with existing shares :   **Pari Passu**

    (If the shares do not rank pari passu, to confirm that the new share/stock certificates have been endorsed accordingly, and to furnish a specimen copy of the endorsed share/stock certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details :-

Class of Security	Par Value	Authorised Capital	Issued and Paid-up Share Capital			Options Granted & Outstanding Shares/Stock Units	
				Share/Stock Units	$		
Ordinary	$0.50	$1,500,000,000	Before Exercise	768,255,091	384,127,545.50	Before Exercise :	14,013,000
			Add Exercise	5,000	2,500.00	Less Exercise :	(5,000)
			After Exercise	768,260,091	384,130,045.50	Outstanding :	14,008,000

3. Outstanding Warrants/TSR   :

    Outstanding Convertible Bonds:

    Nominal Value of Outstanding Convertible Loan Stock/Bonds :

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the (Employees' Share Option Scheme) approved by shareholders at the Extraordinary General Meeting held on 7TH MAY 1987.

    Name   : Caroline Chang

    Authorised Signature :

    Designation   : Secretary   Date   :   31 July 2002

Enclosures :

a. A copy of the Return of Allotment (Form 24) filed with the Registrar of Companies.
b. Confirmation of despatch of Share/Stock Certificates.
c. Details of options granted and exercised in Employees' Share Option Scheme ("ESOS").
d. Cheque for $2,000 being payment for the additional listing fee for the next 4 million Shares/Stock Units (unless the additional listing fee payable is covered in the previous payments.)

SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares exercised (2)	Remarks Exercised By:
3,000	$3.50	$10,500.00	Allan Cheong Hup Guan via OCBC Securities Pte Ltd (sub-account name of KSN-Kep Grp Corp Cr Union Ltd)
2,000	$2.80	$ 5,600.00	Chia Mooi Larn Doris
	Total value of shares exercised =	$16,100.00	

Notes:
(1) Adjustments to subscription price to be disclosed as footnotes
(2) Value of shares exercised = the number of shares allotted multiply by their exercise price

<table>
<tr><td>THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES</td><td>FORM

24

Folio No</td></tr>
</table>

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   . . . . 21 May 2002 . . . .
The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1 Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	3,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$3.50	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$3.00	-	-

2 For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**

Name: Keppel Corporation Limited
Address: 23 Church Street
                #15-01 Capital Square
                Singapore 049481
                Tel No: 68857 471
	Date of Registration:
	
	Receipt No:
	
	Checked By:

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM

24

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment
(a) The Central Depository (Pte) Ltd (b) 20 Cecil Street 6th Floor The Exchange Singapore 049705 (c) 198003912M (d) Singapore	(e) 3,000 ordinary shares for a cash consideration. (f) 30.7.02

* Delete where inapplicable.

† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4   Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,129,045.50	-	-
Paid-up Share Capital	$384,129,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 31 July 2002

Signature: ....

Name of *Director / Secretary :   Caroline Chang

<table>
<tr><td colspan="2">

THE COMPANIES ACT
(CHAPTER 50)
Section 63 (1)

RETURN OF ALLOTMENT OF SHARES

</td><td>

FORM

24

</td></tr>
</table>

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

The issue of the shares referred to in this return was made pursuant to a resolution passed by the

members of the company on   21 May 2002 . . . .

The shares referred to in this return were allotted, or are deemed to have been allotted under section 63 (6) of the Companies Act, to the allottees on the dates indicated.

1   Payable in cash

Class of shares	Ordinary	Preference	Others
Number of shares	2,000	-	-
Nominal amount of each share	$0.50	-	-
Amount paid or due and payable on each share paid	$2.80	-	-
due and payable	-	-	-
Amount of premium paid or payable on each Share	$2.30	-	-

2   For a consideration other than cash (*See Form 25/contract in writing)

Class of shares	Ordinary	Preference	Others
Number of shares			
Nominal amount of each share			
Amount to be treated as paid on each share			

The consideration for which the shares have been so allotted is as follows:

Lodged in the office of the Registrar of Companies & Businesses by	**For Official Use**

Name: Keppel Corporation Limited
 Address: 23 Church Street
             #15-01 Capital Square
             Singapore 049481
                   Tel No: 68857 471
 A/c No: Fax No: 68857 391
	Date of Registration:
	
	 Receipt No:
	
	 Checked By:

Form 24 Continuation Sheet 1

(Please use continuation sheets if space provided is insufficient)

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

3   List of the allottees and an account of the shares allotted to them are as follows:

(a) Name (b) Address (c) NRIC/Passport No/Registration No (d) Nationality/Country of Incorporation	(e) †No and class of shares allotted and consideration therefor (f) Date of allotment

(a) The Central Depository (Pte) Ltd
 	
(b) 20 Cecil Street
   6th Floor The Exchange
   Singapore 049705
 	
(c) 198003912M
 	
(d) Singapore
	(e) 2,000 ordinary shares
	    for a cash consideration.
	
	(f) 30.7.02

* Delete where inapplicable.
† Please specify if class of shares is other than Ordinary (i.e. Preference/Others) and if consideration is otherwise than in cash. Details of consideration need not be provided.

Name of Company: KEPPEL CORPORATION LIMITED

Company No: 196800351N

FORM
24

4 Upon the abovementioned allotment of shares, the position of the Share Capital is as follows:

	Ordinary	Preference	Others
Authorised Share Capital	$1,500,000,000	-	-
Issued Share Capital	$384,130,045.50	-	-
Paid-up Share Capital	$384,130,045.50	-	-

CERTIFICATE‡

I hereby certify, in relation to the abovenamed company, that—

(a) the company has more than 500 members;

(b) the company keeps its principal shares register at (address) ....

....

(c) the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred;

(d) the shares referred to in this return were allotted for cash;

(e) the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds 500.

Dated: 31 July 2002

Signature: ....

Name of *Director / Secretary : Caroline Chang

---
* Delete where inapplicable.

B.A.C.S. PRIVATE LIMITED

63 CANTONMENT ROAD
SINGAPORE 089758
TELEFAX: (65) 63236990
TELEPHONE: (65)63236200

31 July 2002

The Listings Manager
Singapore Exchange Securities Trading Limited
2 Shenton Way
SGX Centre 1 #19-00
Singapore 068804

Dear Sirs

KEPPEL CORPORATION LIMITED ("KEPPEL")
EMPLOYEE SHARE OPTION SCHEME
ALLOTMENT OF 5,000 SHARES

We confirm that we have today despatched the share certificate in regard to the allotment of
5,000 shares issued pursuant to Keppel's Share Option Scheme.

The changes in the issued share capital are as shown on the attached.

Yours faithfully

HELEN TAN
MANAGER
B.A.C.S. PRIVATE LIMITED

cc: Temasek Holdings
(Attn: Ms Glam Lay Hoan)
GFD
GC
GM (GTR)

c.c. Ms Caroline Chang
      General Manager (Group Legal)
      Keppel Corporation Limited
      23 Church Street #15-01 Capital Square
      Singapore 049481

KEPPEL CORPORATION LIMITED

CHANGES IN THE ISSUED SHARE CAPITAL

DESCRIPTION	SHARE CAPITAL	DATE ON CERTIFICATES
BALANCE B/F	768,255,091	
SHARE OPTION SCHEME	5,000	30.07.2002
TOTAL	768,260,091	

VERIFIED BY:
B.A.C.S. PRIVATE LIMITED

....
REGISTRARS